SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 9


                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 28, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Greenwich Holdings Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of common stock, par value $0.01 per share (the "Common Shares"), of Pride International Inc. (the "Issuer") through his indirect influence over Hemen Holding Limited ("Hemen") and Greenwich Holdings Limited ("Greenwich"), the shares of which are held in trusts (the "Trusts"). The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102


Explanatory Note

The purpose of this Amendment No. 9 to the Schedule 13D is to report that Seadrill Limited ("Seadrill") terminated its two forward contracts with DnB NOR Bank ASA (the "DnB") and Nordea Bank Finland Plc ("Nordea") on
May 26, 2010 and May 28, 2010, respectively. Seadrill entered into new forward contracts with each of DnB and Nordea. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

Item 1.  Security and Issuer
----------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON SEPTEMBER 3, 2009.

--------------------------------------------------------------------------------


Item 2.  Identity and Background
--------------------------------

This Schedule 13D/A is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); (iv) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (v) C.K. Limited, a Jersey company.

Seadrill, Hemen, Greenwich, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

Greenwich is the principal shareholder of Hemen. Hemen is the principal shareholder of Seadrill. Mr. Fredriksen may be deemed indirectly to have influence over Greenwich and Hemen and is the Chairman, President and a Director of Seadrill. C.K. Limited also indirectly controls Greenwich and Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen       Chairman and President       Mr. Fredriksen's principal
                                                   business address is c/o
                                                   Seatankers Co. Ltd., P.O. Box
                                                   53562 CY3399, Limassol Cyprus
                                                   Mr. Fredriksen is also the
                                                   Chairman, Chief Executive
                                                   Officer, President and
                                                   Director of Frontline Ltd.,
                                                   an international shipping
                                                   company engaged primarily in
                                                   transporting crude oil and
                                                   oil products. Mr. Fredriksen
                                                   is a citizen of Cyprus.

Tor Olav Troim        Director and Vice            Mr. Troim's principal
                      President                    business address is c/o Ship
                                                   Finance International
                                                   Limited, 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Mr. Troim also
                                                   serves as a Director and the
                                                   Chief Executive Officer of
                                                   both Ship Finance
                                                   International Limited, an
                                                   international shipping
                                                   company primarily engaged in
                                                   the ownership and operation
                                                   of vessels and offshore
                                                   related assets, and Golden
                                                   Ocean Group Ltd., a Bermuda
                                                   based drybulk shipping
                                                   company. Mr. Troim is a
                                                   citizen of Norway.

Kate Blankenship      Director                     Ms. Blankenship's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms.
                                                   Blankenship also serves as a
                                                   Director of Frontline Ltd.,
                                                   Golar LNG Ltd., Ship Finance
                                                   International Limited,
                                                   Knightsbridge Tankers Limited
                                                   and Golden Ocean Group
                                                   Limited. Ms. Blankenship is a
                                                   citizen of the United
                                                   Kingdom.

Kjell E Jacobsen      Director                     Mr. Jacobsen's principal
                                                   business address is c/o
                                                   Energy Ventures AS,
                                                   Kongsgardbakken 1, 4005
                                                   Stavanger Norway. Mr.
                                                   Jacobsen also serves as a
                                                   partner in Energy Ventures
                                                   AS. Mr. Jacobsen was chief
                                                   executive officer of Seadrill
                                                   Management AS from 2005
                                                   until2008. Mr. Jacobsen is a
                                                   citizen of Norway.

Kathrine Fredriksen   Director                     Ms. Fredriken's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms. Fredriksen
                                                   also serves as an employee of
                                                   Arcadia Petroleum, an oil
                                                   trading company, and has
                                                   served as a director of
                                                   Frontline Ltd., since
                                                   February, 2008. Ms.
                                                   Fredriksen is a citizen of
                                                   Norway.

Alf C. Thorkildsen    Chief Executive Officer      Seadrill Management AS is a
                      and President of Seadrill    wholly-owned subsidiary of
                      Management AS                Seadrill, and its principal
                                                   business is the commercial
                                                   management of Seadrill's
                                                   subsidiaries, including the
                                                   chartering and insurance of
                                                   its assets. Mr.Thorkildsen's
                                                   principal business address is
                                                   c/o Seadrill Management AS,
                                                   Lokkeveien 111, P.O. Box 110,
                                                   4001 Finnestadveien 28,
                                                   Stavanger, Norway. Mr.
                                                   Thorkildsen is a citizen of
                                                   Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas   Director    Mr. Hannas' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Hannas is a citizen of
                                        Cyprus.

Kyriakos Kazamias           Director    Mr. Kazamias' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Kazamias is a citizen of
                                        Cyprus.

Costas Pallaris             Director    Mr. Pallaris' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Pallaris is a citizen of
                                        Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas   Director    Mr. Hannas' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Hannas is a citizen of
                                        Cyprus.

(iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

(v) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas       Director      Mr. Hannas' principal business
                                              address is Deana Beach
                                              Apartments, Block 1, 4th Floor,
                                              Promachon Eleftherias Street,
                                              Ayios Athanasios, CY - 4103
                                              Limassol, Cyprus. Mr. Hannas is a
                                              citizen of Cyprus.

Timothy Nichloas Scott Warren   Director      Mr. Warren's principal business
                                              address is Channel House, Green
                                              Street, St Helier, Jersey JE2
                                              4UH.  Mr. Warren is a citizen of
                                              Jersey.

Charles Guy Malet de Carteret   Director      Mr. Carteret's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Carteret is a citizen of Jersey.

Simon Paul Alan Brewer          Director      Mr. Brewer's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 Common Shares held in the account of Seadrill was $6,967,840, representing working capital of Seadrill.

On May 26, 2010, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on July 15, 2010 for a purchase price of $215,374,140.48. On May 28, 2010, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on July 10, 2010 for a purchase price of $208,541,094.72. Please see Item 6 herein for a discussion of Seadrill's two forward contracts.

None of the other persons named in response to Item 2 hold any Common Shares in their accounts.

--------------------------------------------------------------------------------


Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JUNE 1, 2009.

--------------------------------------------------------------------------------


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent report on Form 10-Q, there were 175,616,231 shares of Common Stock issued and outstanding as of April 26, 2010. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Greenwich may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Greenwich has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Greenwich has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

C.K. Limited may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.4% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. C.K. Limited has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

--------------------------------------------------------------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 26, 2010, Seadrill terminated its forward contract with DnB dated
April 13, 2010, which was described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission (the "Commission") on April 27, 2010. On the same day, Seadrill entered into a new forward contract with DnB, which is attached hereto as Exhibit B, whereby Seadrill agreed to purchase 8,070,800 Common Shares from DnB on July 15, 2010 for a purchase price of $215,374,140.48.

On May 28, 2010, Seadrill also terminated its forward contract with Nordea dated April 13, 2010, which was described in Seadrill's Schedule 13D/A filed with the Commission on April 27, 2010. On the same day, Seadrill entered into a new forward contract with Nordea, which is attached hereto as Exhibit C, whereby Seadrill agreed to purchase 8,229,200 Common Shares from Nordea on July 10, 2010 for a purchase price of $208,541,094.72.

Other than the two forward contracts described in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - DnB NOR Bank ASA Forward Contract dated May 26, 2010.

Exhibit C - Nordea Bank Finland Plc Forward Contract dated May 28, 2010.

--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                                                       EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: June 8, 2010

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

GREENWICH HOLDINGS LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                                                       EXHIBIT B

            DnB NOR Bank ASA Forward Contract dated May 26, 2010.

Nordea

                                                                    Confirmation
                                                                  26 May 10 Date

                                                               2359970 Reference

                                                            +358 9 165 59832 Tel
                                                            +358 9 165 59311 Fax
                                                            lpfi@nordea.com Mail


SEADRILL LIMITED
C/O SEADRILL MANAGEMENT AS
P.O. BOX 110
4001 Stavanger
NO
Attn: Are Fredhammer

                                      OTC
                 PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
--------------------------------------------------------------------------------

Dear Sirs / Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

      If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

      Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

      Nordea reference:                  23599770
      Trade Date:                        25 May 10
      Trade Time:                        17:14 CET
      Effective Date:                    28 May 10
      Seller:                            Nordea
      Buyer:                             Counterparty
      Shares:                            PRIDE INTERNATIONAL INC
      ISIN:                              US74153Q1022
      Number of Shares:                  8.229.200
      Forward Price:                     USD 25,3416
      Exchange:                          NEW YORK STOCK EXCHANGE
      Related Exchange(s):               NYSE

Valuation:

      Valuation Time:                    The Scheduled Closing Time on the
                                         relevant Exchange on the relevant
                                         Valuation Date.
      Valuation Date:                    07 Jul 10
      Averaging Dates:                   Not Applicable
      Averaging Date Disruption:         Not Applicable
      Relevant Price:                    In case of Index underlying: The level
                                         of Index determined by the Calculation
                                         Agent as of the Valuation Time on the
                                         Valuation Date. In case of Share
                                         underlying: The price per share
                                         determined by the Calculation Agent as
                                         of the Valuation Time on the Valuation
                                         Date.

Settlement Terms:

      Physical Settlement:               Applicable
      Settlement Date:                   Three (3) Business Days after the
                                         Valuation Date
      Settlement Currency:               USD
      Settlement Price:                  The Forward Price
      Business Days for Payments:        New York
      Early Exercise:                    Applicable for Counterparty on any
                                         Schedule Trading Day until Valuation
                                         Date (Early Exercise Date). The Early
                                         Exercise Date will then be the
                                         Valuation Date.

Share Adjustments

      Method of Adjustments:             Calculation Agent Adjustment

Extraordinary Events:

      Consequences of Merger Events:
      Share for Share:                   Modified Calculation Agent Adjustment
      Share for Other:                   Modified Calculation Agent Adjustment
      Share for Combined:                Modified Calculation Agent Adjustment
      Determining Party:                 Nordea

      Tender Offer:                      Applicable

      Consequences of Tender Offers:
      Share for Share:                   Modified Calculation Agent Adjustment
      Share for Other:                   Modified Calculation Agent Adjustment
      Share for Combined:                Modified Calculation Agent Adjustment
      Determining Party:                 Nordea

      Composition of Combined
      Consideration:                     Not Applicable
      Nationalization, Insolvency
      or Delisting:                      Cancellation and Payment (Calculation
                                         Agent Determination)
      Determining Party:                 Nordea

Additional Disruption Events:

      Change in Law:                     Applicable
      Failure to Deliver:                Applicable
      Insolvency Filing:                 Applicable
      Hedging Disruption:                Applicable
      Hedging Party:                     Nordea
      Increased Cost of Hedging:         Applicable
      Hedging Party:                     Nordea
      Loss of Stock Borrow:              Not Applicable
      Hedging Party:                     Nordea
      Increased Cost of Stock Borrow:    Not Applicable
      Determining Party:                 Nordea

      Non-Reliance:                      Applicable
      Agreements and Acknowledgments
      Regarding Hedging Activities:      Applicable
      Additional Acknowledgments:        Applicable

3.    Calculation Agent:                 Nordea

4.    Account Details:
      Account for payments to Nordea :   JPMORGAN CHASE BANK NEW YORK
                                         In favour of NORDEA BANK NORGE ASA


      Account for payments to
      Counterpart:                       FOKUS BANK
                                         In favour of SEADRILL LIMITED

5.    Offices:

      (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

      (b)   The office of Counterpart for the Transaction is Stavanger

6.    Transfer:

      Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.    Governing Law:                     English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc



/s/ Antti Tainio                            /s/ Tuomo Henriksson
----------------------------------          ------------------------------------
Name:   Antti Tainio                        Name:  Tuomo Henriksson
Title:  Head of Local Derivatives           Title: Head of OTC Equity & Interest
        Operations                                 Rate Derivatives Settlements



Confirmed as of the date first above written:

SEADRILL LIMITED


/s/ Harald Grosfjeld
----------------------------------          ------------------------------------
Name:   Harald Grosfjeld                    Name:
Title:  VP Treasury                         Title:

                                                                       EXHIBIT C

        Nordea Bank Finland Plc Forward Contract dated May 28, 2010.

DnB NOR
Markets
--------------------------------------------------------------------------------

Seadrill Ltd
C/O Seadritl
Management AS P. 0.
Box 110
N-4001 STAVANGER

                                                              Bergen, 28.04.2010


                                  Confirmation

                                    CONTRACT
                                      FOR
                                THE PURCHASE OF
                                 AD-HOC FORWARD


The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Cortract entered into between Seadrill Ltd ("The Buyer") and DnB NOR Bank ASA ("The Seller") on the Trade Date specified below (the "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:                              May 26th 2010

Time:                                    CET 10:35

Buyer:                                   Seadrill Limited

Buyers number/safe acc:                  000102511012

Deposit account pledged as collateral:   1250.04.00410

Seller:                                  DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:          000102511012

Underlying Shares :                      PRIDE INTL INC (PDE)

Number of Shares:                        8,070,800

Forward price per Share:                 USD 26.6856

Total Purchase Price:                    USD 215,374,140.48

Transaction type:                        Forward with delivery of the Shares.

                                         The forward contract cannot generally
                                         be traded. It may only be sold
                                         pursuant to a separate agreement with
                                         DnB NOR Bank ASA.

Closing trade:                           A closing trade may be executed, but
                                         only at the Total Purchase Price.

Settlement Date:                         July 15th 2010

Settlement:                              On the Settlement Date the Seller
                                         shall deliver the Shares upon the
                                         Buyer's payment of the Total Purchase
                                         Price. The delivery shall be deemed to
                                         be on time if the Shares are available
                                         on the deposit account specified above
                                         on or before the Settlement Date.
                                         Payment shall be deemed to be on time
                                         if the Total Purchase Price is
                                         available on the Seller's settlement
                                         account as specified above on or
                                         before the Settlement Date. Timely
                                         delivery is conditional on the Buyer's
                                         timely payment.

                                         In the event that :he underlying Share
                                         is suspended from quotation on the
                                         stock exchange, the contract may be
                                         completed if it was entered into
                                         before the date of suspension, cfr.
                                         article 9-4 of the Norwegian
                                         Securities Trading Act.

                                         The Buyer hereby authorises DnB NOR
                                         Markets to debit the Total Purchase
                                         Price from the Buyer's bank account in
                                         DnB NOR Bank ASA, or another bank, or
                                         to instruct another bank to debit the
                                         Buyer's bank account in that bank for
                                         said amount on the Settlement Date.

Dividend:                                If any dividend is paid on the Share
                                         in the time between the Trade Date and
                                         the Settlement Date to DnB NOR
                                         Markets, such dividend shall accrue to
                                         the Buyer. The dividend shall then be
                                         credited the Buyer's bank account.

Collateral:                              DnB NOR Markets shall at all times
                                         ensure that it has satisfactory
                                         collateral for the due performance of
                                         the Buyer's obligations, cfr. article
                                         9-5 of the Norwegian Securities
                                         Trading Act. The collateral shall be
                                         furnished in the form of a cash
                                         deposit and the Buyer must sign a
                                         declaration of pledge. The amount of
                                         the collateral shall at all time meet
                                         DnB NOR Markets' requirements.

                                         Upon entry into the contract the
                                         collateral shall comprise 20% of the
                                         Total Purchase Price. For the duration
                                         cf the Contract additional collateral
                                         shall be furnished that corresponds to
                                         tha unrealised loss the forward
                                         contract entails for the Buyer,
                                         calculated as the Total Purchase Price
                                         minus the value of the Underlying
                                         Shares, if such loss equals more than
                                         25% of the value of the collateral
                                         pledged on entry nto this contact. The
                                         value of the Shares shall be computed
                                         on the basis of the stock market price
                                         or a value set by Dn3 NOR Markets as
                                         Calculation Agent.

                                         The Buyer shall furnish the required
                                         additional collateral on the same day
                                         that Buyer receives notice from DnB
                                         NOR Markets that the current
                                         collateral is insufficient. If such
                                         additional collateral is not furnished
                                         that day, this constitutes an event of
                                         Default and the Buyer is entitiled to
                                         carry out such measures as set out in
                                         this contract, cfr. Default.

Address for Notices to the Buyer:        Seadrill Limited
                                         c/o Seadrill Management AS
                                         P. O. Box 110
                                         N-4001 STAVANGER

                                         Attention:  Harald Grosfjeld

                                         E-mail:  herald.grosfjeld@seadrill.com

                                         Phone:  +47 51 30 96 96

                                         Fax:  +47 51 30 96 88

Address for Notices to the Seller:       DnB NOR Bank ASA
                                         DnB NOR Markets KSC
                                         P. 0. Box 7100
                                         N-5020 BERGEN

                                         Attention:  Securities Finance

                                         Phone:  +47 55 21 96 69

                                         Fax:    +47 56 12 87 80

                                         To achieve additional collateral being
                                         received the same day notice to Buyer
                                         will be given by phone or fax. Fax
                                         shall be deemed received when a
                                         confirmed answerback is received at
                                         the er d of the transmission. However
                                         if a communication is received after
                                         business hours on any business day or
                                         on a day which is not a business day
                                         in the place of receipt it shall be
                                         deemed to be received and become
                                         effective on the next business day in
                                         the place of receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                         If the realisation of the pledged
                                         collateral does not cover the Total
                                         Purchase Price, DnB NOR Markets is
                                         entitled to sell Underlying Shares,
                                         for the Buyer's account and risk, to
                                         cover the Total Purchase Price. Such
                                         sales shall be at the stock market
                                         price or another price that is
                                         considered to be reasonable given the
                                         market position set by DnB NOR Markets
                                         as Calculation Agent.

                                         The Buyer is liable for any
                                         outstanding, uncovered portion of the
                                         Total Purchase Price and is not
                                         limited to the balance on the
                                         collateral account at the time in
                                         question.

                                         The Buyer is liable and shall
                                         indemnify Seller for any loss, expence
                                         or obligation of whatever kind
                                         incurred by :he Buyer as a direct Dr
                                         indirect consequence of The Buyers
                                         Default.

Calculation Agent:                       DnB NOR Markets

Adjustments:                             In the event of changes in the share
                                         capital or other special circumstances
                                         in the company that issued the
                                         Underlying Shares, this contract shall
                                         be adjusted by DnB NOR Markets as
                                         Calculation Agent in accordance with
                                         the rules for Trades in Derivative
                                         Contracts on the Oslo Stock Exchange
                                         and the rules for Clearing of Trades
                                         in Derivative Contacts in VPS Clearing
                                         ASA to the extent that this is
                                         appropriate. The same applies in the
                                         event that the Underlying shares have
                                         been delisted on the Settlement Day.

Relationship Between Parties:            Each party will be deemed to represent
                                         to the other party on the date on
                                         which it enters into a Contract that
                                         (absent a written agreement between
                                         the parties that expressly imposes
                                         affirmative obligations to the
                                         contrary for that Contract):

(a) Non-Reliance:                        It is acting for its own account, and
                                         it has made its own independent
                                         decisions to enter into that Contract
                                         and as to whether that Contract is
                                         appropriate or proper for it based
                                         upon its own judgement and upon advice
                                         from such advisers as it has deemed
                                         necessary. It is not relying on any
                                         communication (written or oral) of the
                                         other party as investment advice or a
                                         recommendation to enter into that
                                         Contract; it being understood that
                                         information and explanations related
                                         to the terms and conditions of a
                                         Contract shall not be considered
                                         investment advice or a recommendation
                                         to enter into that Contract. No
                                         communication (written or oral)
                                         received from the other party shall be
                                         deemed to be an assurance or guarantee
                                         as to the expected results of that
                                         Contract.

(b) Assessment and Understanding:        It is capable of assessing the merits
                                         of and understanding (on its own
                                         behalf or through independent

                                         professional advice), and understands
                                         and accepts, the terms, conditions and
                                         risks of that Contract. It is also
                                         capable of assuming, and assumes, the
                                         risk of that Contract. The relevant
                                         balance on the collateral account does
                                         not constitute an upper limit for loss
                                         the Buyer could incur and the Byers
                                         liability for the Contract is not
                                         limited to this amount.

(c) Status of the Parties:               The other party is not acting as a
                                         fiduciary for or an advisor to it in
                                         respect of that Contract.

(d) Responsablity:                       It is the responsibility of the Buyer
                                         to comply with any reporting or

                                         disclosure requirements or other
                                         obligations according to laws and/or
                                         regulations as they apply from time to
                                         time.

e) Governing Law:                        Any disputes under the Contract shall
                                         be decided according to Norwegian law
                                         with the Oslo municipal court as the
                                         agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

      DnB NOR Bank
      ASA DnB NOR Markets KSC
      P. O. Box 7100
      N-5020 BERGEN


Yours sincerely,                         Confirmed as of the date first written:
for DnB NOR Bank ASA                     for Seadrill Limited


/s/ Mari E. Hordvik                      /s/ Harald Grosfjeld
-------------------------                -------------------------
Name:  Mari E. Hordvik                   Name:  Harald Grosfjeld
Title: Operational Officer               Title: Vice President
                                                Seadrill Management AS



/s/ Trond Olav Ovreas
-------------------------
Name:  Trond Olav Ovreas
Title: Operational Officer










SK 25542 0002 1105734 v2